HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

September 29, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The following agenda items were discussed and approved during the Extraordinary Shareholders' Meeting of Garanti Bank held on September 26, 2005:

- Ratification of the transfer agreement signed by Garanti and its participation Anakonut Danismanlık A.Ş., and approved by the Banking Regulatory and Supervisory Board and the Capital Markets Board,
- Approval of the Balance Sheet and the Profit and Loss Statement of Ana Konut Danışmanlık A.Ş for the period ended March 31, 2005 that was submitted to Banking Regulatory and Supervisory Board, regarding the transfer of all of its rights, receivables, obligations and liabilities to Garanti Bank by way of termination of its legal existence,
- Increase the number of members of Board of Directors from eight to nine and election of Adnan Memiş as the new member of Board of Directors.

Yours sincerely,
Garanti Bank

Ölca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Funda Güngör
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations